Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Administrative Committee of

The Yellow Roadway Corporation Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-121370) on Form S-8 of Yellow Roadway Corporation of our report dated June 24, 2005, with respect to the statements of net assets available for benefits of The Yellow Roadway Corporation Retirement Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for plan benefits for year ended, and the related supplemental schedule of Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of The Yellow Roadway Corporation Retirement Savings Plan.

/s/ KPMG LLP
Kansas City, Missouri

June 29, 2005